Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

TONGON SUSTAINS PERFORMANCE IMPROVEMENT

AS IT SEEKS TO EXTEND LIFE OF MINE

Abidjan, Côte d’Ivoire, 22 July 2017 – Randgold Resources’ Tongon gold mine in Côte d’Ivoire continues to ramp up production as it tracks its 2017 target of 285 000 ounces, chief executive Mark Bristow said today.

Speaking at a media briefing, Bristow said with Tongon now operating to plan, its focus had shifted to finding additional reserves and resources to replace depleted ounces and extend the mine’s life beyond its current four-year horizon. At the same time, the mine has continued its engagement with employees and other regional stakeholders.

Elsewhere in Côte d’Ivoire, Randgold’s exploration programmes have defined a large target at Boundiali in the Fonondara corridor, which Bristow described as potentially the most exciting gold prospect in West Africa. The company has just completed its annual review of its exploration targets, which Bristow said had also highlighted very positive results from its other holdings in the country, underlining again Côte d’Ivoire’s exceptional prospectivity.

“The success of Côte d’Ivoire’s growing gold mining industry is a tribute to the vision and commitment shared by the government and the industry, and to a mining code which is fair to both parties,” Bristow said.

“We cannot rest on past achievements, however, and the future of the industry depends on new discoveries and developments. There have been some project failures recently and these I believe have shown the need for greater resolve and engagement by the government, particularly in the north of the country, where the new opportunities are located.”

Bristow said the single biggest challenge facing the industry was the increasing and unhindered encroachment of illegal mining, as was happening at Boundiali. While all stakeholders should address this growing problem, it was ultimately the government’s responsibility to assert the rule of law. The delivery of new projects was also being impeded by delays and difficulties in the permitting process, but the new mining cadastre system recently put in place by the Ministry in charge of mines gave hope that these problems would be resolved very soon, he said.

He noted that Randgold’s $28 million (FCFA 14 billion) contribution to a public-private partnership investment in the power infrastructure had not yet been settled despite the Ivorian power utility having earned almost $100 million (FCFA 50 billion) from supplying the mine and surrounding communities.

Tongon last quarter declared its second dividend, of which the government’s share, including taxes, was $20 million (FCFA 12 billion). In total, the Tongon mine has contributed just under $1 billion (FCFA 520 billion) to the Ivorian economy in the form of royalties, taxes, dividends, salaries, payments to local suppliers and community investments since it started production in 2010.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ’will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ’scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ’SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.